UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K and Form 10-KSB    |_| Form 11-K     |_| Form 20-F
             |X| Form 10-Q                    |_| Form N-SAR


      For Period Ended: June 30, 2007
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      |_|   Transition Report on Form 10-K and Form 10-KSB
      |_|   Transition Report on Form 10-Q and Form 10-QSB
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form N-SAR
      |_|   Transition Report on Form 11-K

      For the Transition Period Ended: ____________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
__________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: URON Inc.
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Former name if applicable:
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Address of principal executive office (Street and number):
9449 Science Center Drive
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City, State and zip code:
New Hope, Minnesota 55428
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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |    (a)   The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense.
       |
  |X|  |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
       |           thereof will be filed on or before the 15th calendar day
       |          following the prescribed due date; or the subject quarterly
       |          report or transition report on Form 10-Q, or portion thereof
       |          will be filed on or before the fifth calendar day following
       |           the prescribed due date.
       |
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable. Not applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company is not able to file its Form 10-QSB within the prescribed time period because of the Company's limited financial resources and limited number of employees has made it difficult to complete the required financial reporting and disclosures, and proper review by the Company's board of directors. The delay could not have been avoided without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Donald Miller                          (763) 504-3000
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                (Name)                            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      URON's revenues for the three months ended March 31, 2007 have declined relative to revenues for the corresponding period in 2006 due to a continuing decline in subscribers.

                                    URON Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2007               By: /s/ Donald Miller
      ---------------                   ----------------------------------------
                                            Donald Miller
                                            Chief Executive Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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